File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

(Filed October 28, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 28, 2009

Release

Vitro Reports 3Q'09 Declines of 36.9% and 36.7% in Sales and EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico - October 28, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA), one of the world's largest producers and distributors of glass products, today announced 3Q'09 unaudited results. Year-over-year consolidated net sales declined 36.9 percent affected by a 25 percent peso depreciation during last twelve months, lower volumes and the deconsolidation in December 2008 of Comegua -the Company's glass container venture in Central America-. Consolidated EBITDA decreased 36.7 percent YoY while the consolidated EBITDA margin of 14.5 percent remained without change from the same period last year. On a comparable basis, excluding Comegua, consolidated net sales during 3Q'09 declined 31.7 percent YoY while EBITDA decreased 31.5 percent during the same period.

Commenting on the results for the quarter, Mr. Hugo Lara, Chief Executive Officer, said, "As expected, sales declines of 40 percent in Glass Containers and 32 percent in Flat Glass continue to reflect a challenging economic environment exacerbated by the depreciation of the Mexican peso. Although there still is uncertainty on when the markets in which we participate will recover, we continue to execute our cost cutting and productivity programs with the objective of maintaining production levels equal to demand. The positive results from our efforts this quarter are further enhanced by ongoing strict cash management controls to support the long term viability of operations."

Mr. Claudio Del Valle, Chief Restructuring Officer, noted, "Although our Glass Containers business continues to suffer from the global slowdown in demand, operating performance benefited from the initiatives implemented to enhance profitability. Weak demand impacted volumes in every one of our markets with the exception of domestic soft drinks and CFT export volumes. Domestic and export sales measured in US dollars were down year-over-year by 40 percent and 11 percent, respectively. EBITDA decreased by 19 percent driven by lower energy costs, a reduction in the workforce to adjust to lower demand and cost reduction initiatives which partially offset the lower sales volumes, higher raw material prices and the effect of the deconsolidation of Comegua."

"Flat Glass sales continued to reflect the difficult environment in two of the most affected sectors of the NAFTA economy - automotive and construction, and the poor conditions in the construction market in Spain in which Vitro has important exposure. The depreciation of the Mexican peso also had a negative impact on sales. However, we are pleased to report that we continue to maintain the 46% share of the Mexican float glass market achieved in 1Q09. This compares to a 45% market share in 3Q'08 and was achieved through our continued focus on new products targeted to glass transformers and new industrial and automotive clients. Auto glass volumes in the OEM market declined 23 percent driven by lower industry demand, while AGR domestic sales volumes rose 5 percent reflecting higher demand from insurance companies. Float glass export volumes increased 33 percent year-on-year driven by a recovery in demand from South American markets. EBITDA fell 86 percent this quarter reflecting the continued slowdown in the construction and automotive markets, lower prices stemming from increased competition and the negative impact from the depreciation of the peso against the US dollar. All this, however, was partially offset by the ongoing implementation of our cost reduction program and the positive impact from the lower natural gas prices."

"Looking forward, we maintain our EBITDA guidance for 2009 of between US$210-220 million. However, we have revised our CapEx guidance for the year to US$40 million, from our original guidance of US$74 MM. Given the low production volumes this year and the heavy CapEx investments made in 2007 and 2008 we have postponed certain maintenance investments until 2010."

Commenting on the restructuring process, Mr. Del Valle said, "We continue working to achieve an organized debt restructuring. We are in conversations with our bondholders with the objective of reconciling the differences between the counterproposal received on September 22 from Chanin Capital, the financial adviser of the bondholder group, and the one submitted by Vitro on August 5, 2009. In terms of the derivative counterparties, the judge announced yesterday that he would postpone his decision on the summary judgment plead by the banks and established December 17th, 2009 as the new hearing date."

"We are pleased with the progress on our cost control program," Mr. Lara noted, "and have exceeded our cost reduction goal for the year. To-date, our cost and production realignment initiatives have allowed us to achieve annualized savings of US$122 million, compared with our target of annualized savings of between US$80 and US$120 million."

"We remain focused on maximizing liquidity by preserving strict control over our cash position while optimizing working capital management. A US$34 million reduction in the planned CapEx for the year, together with the US$30 million reduction in working capital during the quarter achieved through our efforts to preserve cash have allowed us to increase our cash position in anticipation of the next two quarters. Given the seasonality of our business, these quarters are usually the lowest cash generators, requiring the highest working capital. In fact, we closed the quarter with a US$112 million cash position." continued Mr. Lara.

"As the global economic slowdown continues to affect Vitro's performance, we remain committed to strengthening our operations and cash management as we adjust conditions to the environment, continue to serve our valued clients and prepare for the economic recovery," Mr. Lara noted. In addition, he continued, "Vitro believes it has successfully isolated its day to day operations from the current debt restructuring process allowing the Company to maintain its value as the parties continue conversations to achieve a timely and mutually satisfactory solution. Debt restructuring generally follows a schedule that is dependent on a series of factors, some of which are beyond Vitro's control. One of those is the time required to achieve agreement among all parties involved."

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

EFFECTS OF INFLATION

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 and subsequent years is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                              Sales                                                                 4

                              EBIT and EBITDA                                            4

                              Consolidated Financing Result                            5

                              Taxes                                                                6

                              Consolidated Net Income                                  6

                              Capital Expenditures                                          7

                              Consolidated Financial Position                          7

                              Cash Flow                                                         8

                              Key Developments                                            9

               Glass Containers                                                              11

               Flat Glass                                                                        12

               Consolidated Financial Statements                                   13

               Segmented Information                                                    14

Consolidated Results

Sales

Consolidated net sales for 3Q'09 decreased 36.9 percent YoY to US$457 million from US$724 million last year, partially affected by a 25 percent peso depreciation during last twelve months 3Q'09, lower volumes and the deconsolidation of Comegua. For LTM 3Q'09, consolidated net sales declined 31.7 percent to US$1,878 million from US$2,748 million during the same period last year. Glass Containers sales for the quarter decreased YoY by 40.3 percent while Flat Glass sales declined 32.3 percent over the same period.

During the quarter domestic, export and foreign subsidiaries' sales decreased 32.2 percent, 24.4 percent and 52.0 percent YoY, respectively.

On a comparable basis, excluding the deconsolidation of Comegua on December 2008, the Company's glass container venture in Central America, consolidated sales during the quarter declined 31.7 percent YoY.

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 48.0 percent YoY to US$32 million from US$61 million during the same period last year. EBIT margin decreased 1.5 percentage points to 6.9 percent from 8.4 percent. For LTM 3Q'09, consolidated EBIT decreased 59.1 percent to US$92 million from US$225 million during LTM 3Q'08. During this same period, EBIT margin decreased 3.3 percentage points to 4.9 percent from 8.2 percent.

EBIT for the quarter at Glass Containers decreased by 15.3 percent YoY, while at Flat Glass EBIT decreased to negative US$9 million from US$8 million in 3Q'08.

Consolidated EBITDA for the quarter decreased 36.7 percent to US$67 million from US$105 million in 3Q'08. The EBITDA margin remained steady in 14.5 percentage points YoY due to the workforce adjustment according to market demand, the ongoing cost-reduction programs and lower energy costs, which were partially offset by lower volumes (lower fixed-cost absorption), higher raw materials prices and the deconsolidation of Comegua. For LTM 3Q'09, consolidated EBITDA declined 36.4 percent to US$236 million from US$371 million during the same period last year.

During the quarter, EBITDA at Glass Containers decreased 18.6 percent YoY to US$65 million from US$80 million while EBITDA at Flat Glass decreased 85.5 percent YoY to US$3 million from US$22 million.

On a comparable basis, excluding Comegua, consolidated EBITDA for the quarter decreased 31.5 percent YoY. Comparable EBITDA for the Glass Containers unit declined 9.9 percent YoY in 3Q'09.

For details on both business units please refer to page 11 and 12, respectively.

Table 2: EBIT and EBITDA

Table 2
EBIT and EBITDA
(Million)

	3Q'09	3Q'08	YoY% Change	9M'09	9M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[(1)]									
Consolidated EBIT	423	631	*(33.0)*	1,056	1,523	*(30.6)*	1,243	2,390	*(48.0)*
Margin	*6.9%*	*8.4%*	*-1.5 pp*	5.7%	7.0%	*-1.3 pp*	*4.9%*	*8.2%*	*-3.3 pp*
Glass Containers	599	550	*8.9*	1,523	1,331	*14.4*	1,853	2,036	*(9.0)*
Flat Glass	(121)	85	–	(398)	275	–	(487)	493	–
Consolidated EBITDA	887	1,087	*(18.4)*	2,430	2,833	*(14.2)*	3,202	3,932	*(18.6)*
Margin	*14.5%*	*14.5%*	*0 pp*	13.2%	13.0%	*0.2 pp*	*12.5%*	*13.5%*	*-1 pp*
Glass Containers	868	828	*4.8*	2,327	2,116	*10.0*	2,987	2,944	*1.5*
Flat Glass	44	232	*(81.3)*	80	698	*(88.5)*	171	1,029	*(83.4)*
Nominal Dollars									
Consolidated EBIT	32	61	*(48.0)*	77	145	*(46.8)*	92	225	*(59.1)*
Margin	*6.9%*	*8.4%*	*-1.5 pp*	5.8%	6.9%	*-1.1 pp*	*4.9%*	*8.2%*	*-3.3 pp*
Glass Containers	45	53	*(15.3)*	111	127	*(12.5)*	136	192	*(29.1)*
Flat Glass	(9)	8	–	(29)	26	–	(35)	46	–
Consolidated EBITDA	67	105	*(36.7)*	177	270	*(34.5)*	236	371	*(36.4)*
Margin	*14.5%*	*14.5%*	*0 pp*	13.2%	12.9%	*0.3 pp*	*12.6%*	*13.5%*	*-0.9 pp*
Glass Containers	65	80	*(18.6)*	170	202	*(15.9)*	220	278	*(20.9)*
Flat Glass	3	22	*(85.5)*	6	67	*(91.2)*	13	97	*(86.7)*

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding the Effects of Inflation on page 2.

Consolidated Financing Result

Consolidated financing result for the quarter resulted in a loss of US$83 million from a loss of US$267 million during 3Q'08. This situation was mainly driven by two factors: other financial expenses decreased 92.5 percent YoY to a loss of US$13 million from a loss of US$167 million during the same period last year. The US$13 million loss is related to the change in the mark-to-market from the open natural gas positions of the Company's financial derivative instruments executed with Pemex. The US$167 million from last year is related to the change in mark-to market of the derivative portfolio which was fully closed before year end, except for the ones executed with Pemex.

The second factor was related to a non-cash foreign exchange loss of US$30 million during 3Q'09 compared with a loss of US$59 million during 3Q'08, due to a 2.3 percent QoQ depreciation of the peso compared with a 4.9 percent depreciation in the same period last year.

For LTM 3Q'09, total consolidated financing result increased to US$595 million from US$329 million mainly driven by higher other financial expenses due to losses derived from derivative transactions and a non-cash foreign exchange loss of US$224 million, due to 25 percent devaluation of the peso compared to a non-cash foreign exchange gain of US$17 million during the same period last year, due to a 1.2 percent peso appreciation.

Taxes

Total income tax increased from a gain of US$60 million in 3Q'08 to an expense of US$1 million during this quarter due to lower deferred income taxes gain derived from the lower non-cash foreign exchange loss due to the peso devaluation on the quarter and lower negative mark-to-market from derivative transactions.

Consolidated Net Loss

During 3Q'09 the Company recorded a consolidated net loss of US$70 million compared to a net loss of US$153 million during the same period last year. This variation is the result of a US$184 million decrease in total financing result mainly derived from lower non-cash foreign exchange loss and lower other financial expenses related to changes in mark-to market of our derivative portfolio explained on the "Consolidated Financing Result" section.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$13 million, compared with US$33 million in 3Q'08. Glass Containers represented 61 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 39 percent and was mainly invested in maintenance.

Consolidated Financial Position

In the balance sheet, the US$85 million cash deposited as collateral for derivative instruments nets the derivative instruments liability claimed by our counterparties and is registered in other current liabilities. Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and/or other long term assets, decreased QoQ by US$42 million to US$1,346 million. On a YoY comparison, net debt increased US$17 million.

As of 3Q'09, the Company had a cash balance of US$112 million, of which US$106 million was recorded as cash and cash equivalents and US$6 million was classified as other current assets. The US$6 million is restricted cash collateralizing debt composed of US$1 million recorded at Flat Glass and US$5 million recorded at the Holding Company.

Consolidated gross debt as of September 30, 2009 totaled US$1,458 million, a QoQ decrease of US$30 million and a YoY increase of US$2 million.

As of September 30, 2009 Vitro had an aggregate of US$74 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$27 million and Glass Containers recorded US$48 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'09	2Q'09	1Q'09	4Q'08	3Q'08
Interest Coverage(1)					
(EBITDA/ Interest Expense) (Times) LTM	1.4	1.6	1.7	2.1	2.6
Leverage(1)					
(Total Debt / EBITDA) (Times) LTM	6.1	5.8	6.1	5.6	4.0
(Total Net Debt / EBITDA) (Times) LTM	5.7	5.4	5.7	5.2	3.6
Total Debt(2)	**1,458**	**1,488**	**1,481**	**1,463**	**1,456**
Short-Term Debt(3)	1,346	1,389	1,370	1,337	158
Long-Term Debt	111	99	111	127	1,299
Cash and Equivalents(4)	112	100	87	110	128
Total Net Debt	**1,346**	**1,388**	**1,395**	**1,354**	**1,329**
Currency Mix (%) dlls&Euros/Pesos	95/5	94/6	95/5	96/4	95/5
Off-balance Sheet Financing					
Total Consolidated Off-Balace Sheet Financing	74	74	72	113	139.0
Glass Containers	48	50	42	50	66
Flat Glass	27	24	30	63	73

(1) Financial ratios are calculated using figures in pesos

(2) Beginning in 4Q'08, total debt does not include US$74 million corresponding to the debt of Comegua, which was deconsolidated starting December 1st, 2008.

(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term

(4) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. Restricted cash in 3Q'08 corresponds to cash collateralizing debt and derivative instruments, and beginning in 4Q'08 it only corresponds to cash collateralizing debt.

Debt Profile as of September 30, 2009[1]:

Rate
Fixed Rate
Floating Rate + Fixed spread (2)
Mkt Conditions (2)
83%
10%
6%
Dollars
Pesos
Euros
93%
5%
2%
Banks
Market
14%
86%

Cash Flow

Net free cash flow increased to US$41 million from US$27 million in 3Q'08. This was the result of three factors: a US$30 million working capital recovery, compared to an US$11 million investment in 3Q'08, a lower CapEx investment of US$13 million from US$33 million in 3Q'08, and no dividend payment compared to US$10 million paid in the same period last year.

For the LTM 3Q'09, the Company recorded a net free cash flow of US$112 million compared to negative US$104 million during the same period last year. The above mentioned increase was due to a working capital recovery compared to an investment for the same period, cash taxes recovered compared to cash taxes paid, a significant CapEx reduction, and a reduced dividend payment

Table 6: Cash Flow Analysis

Table 6
Cash Flow from Operations Analysis[1]
(Million)

	3Q'09	3Q'08	YoY% Change	9M'09	9M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[2]									
EBITDA	887	1,087	*(18.4)*	2,430	2,833	*(14.2)*	3,202	3,932	*(18.6)*
Net Interest Paid	(523)	(421)	*24.2*	(1,065)	(1,413)	*(24.7)*	(1,586)	(1,400)	*13.3*
Working Capital[3]	392	(117)	–	(305)	(847)	*(64.0)*	240	(538)	–
Cash Taxes (paid) recovered[4]	(29)	178	–	328	(215)	–	266	(404)	–
Cash Flow before Capex and Dividends	727	727	*0.0*	1,388	358	*287.7*	2,122	1,591	*33.4*
Capex	(179)	(341)	*(47.7)*	(363)	(1,613)	*(77.5)*	(673)	(2,380)	*(71.7)*
Dividends	-	(103)	–	(10)	(274)	*(96.3)*	(7)	(276)	*(97.3)*
Net Free Cash Flow	548	282	*94.6*	1,015	(1,529)	–	1,441	(1,066)	–
Nominal Dollars									
EBITDA	67	105	*(36.7)*	177	270	*(34.5)*	236	371	*(36.4)*
Net Interest Paid[5]	(39)	(42)	*(5.6)*	(79)	(136)	*(41.8)*	(116)	(135)	*(13.5)*
Working Capital[3]	30	(11)	–	(16)	(78)	*(79.9)*	25	(52)	–
Cash Taxes (paid) recovered[4]	(2)	18	–	23	(20)	–	18	(37)	–
Cash Flow before Capex and Dividends	55	70	*(21.8)*	105	36	*191.7*	162	147	*10.8*
Capex	(13)	(33)	*(59.3)*	(27)	(153)	*(82.6)*	(50)	(224)	*(77.7)*
Dividends	-	(10)	–	(1)	(26)	*(97.2)*	(1)	(27)	*(98.1)*
Net Free Cash Flow	41	27	*51.6*	78	(144)	–	112	(104)	–

(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS

(2) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding the Effects of Inflation on page 2.

(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

(4) Also includes interest income, derivative transactions, and interest related to off-balance debt transactions.

(5) Includes PSW (Profit Sharing to Workers)

Key Developments

FINANCIAL POSITION

Vitro disclosed on September 10, 2009 restructuring proposal made to Bondholder Group

As part of the Company's discussions with its creditors to restructure its debt, the Company presented a restructuring proposal to the representatives of holders of its three series of Senior Notes, aggregating $1,216 million outstanding principal amount, on August 5, 2009. The disclosure of the restructuring proposal by the Company is in accordance with an agreement, dated August 4, 2009, with representatives of holders of the Senior Notes.

The proposal provided for a restructuring of approximately $1,500 million of the Company's debt, including the Senior Notes, in exchange for $485 million of new unsecured notes and $75 million of new senior subordinated notes. Under the proposal, the new unsecured notes would have an eight-year term with cash interest payments increasing from 5% to 7% over the term of the notes, and the new senior subordinated notes would have a nine-year term with cash interest payments of 7% or paid in-kind interest payments of 7%, based upon future levels of liquidity of the Company. Approximately $300 million of the Company's secured debt, off balance sheet securitization facilities, and certain unsecured debt mostly at the subsidiaries level including foreign subsidiaries, would not be affected by the proposed restructuring.

On September 22, 2009, the Company received a counterproposal from Chanin Capital, the bondholders' financial adviser, to the one submitted by Vitro on August 5, 2009 and continues its discussions with holders of the Senior Notes as well as other creditors in order to achieve an overall restructuring of its indebtedness based upon the Company's available debt capacity and competitive industry dynamics.

AWARDS

Four Vitro glass containers were awarded in the USA

On September 23, 2009, The Glass Packaging Institute, "GPI" awarded Vitro Packaging, a subsidiary of Vitro in the United States, four of the twelve yearly Clear Choice Awards that was announced through its virtual award ceremony on its Web page. This year the awards were given in four categories: alcoholic beverages, nonalcoholic beverages, food and cosmetics. Vitro's winning products were: Stranahan's Colorado Whiskey, Cold Spring Water, Cheerwine & Diet Cheerwine; and Vitality by Liiv Botanicals.

Commenting on these latest awards Hugo Lara, Vitro's CEO, stated: "In these times of great challenges we continue to fulfill our commitment to supply quality products and services in an uninterrupted fashion to our broad and diversified client base. That has involved our not slowing innovation efforts and, for that reason, we can say that this century old company enjoys strong brand awareness, world class products and an enviable market position in those marketplaces where we do business."

For his part Alfonso Gomez Palacio, Vitro Glass Containers President commented: "To be awarded a third of the awards strengthens our commitment to move forward and expand our productive capacity, as this is a very clear indicator that our products and services are appreciated by the US Industry and our clients."

 Three Vitro glass containers win world class awards as best in categories

On July 2, 2009, the Company announced that for the third consecutive year the World Packaging and Container Organization (WPO) granted its coveted and maximum prize "World Star Award" to three containers manufactured by Vitro, two in the category of beverages and one in the category of health and beauty.

On this occasion, during the annual award ceremony that took place in Mexico City, 136 containers were judged from companies from 32 countries from around the world. The glass bottles of Tequila Real de Mexico (Destileria Morales), The Ultimate Margarita (Casa Cuervo) y Anew Ultimate Contouring Eye System (Avon), designed by Vitro were awarded the maximum prize.

OTHER

Vitro starts up the first production line

On October 15, 2009, after working more than two years of research in order to strengthen the company's focus in value added products, Vitro began operations of its new production line CR1 for low emission and solar control glass Eficient-e and Reflectasol by reducing the radiation of the sunlight, Eficient-e, also known as Low-e, is a glass that permits maximum utilization of natural light while generating significant energy savings. In addition, it protects furnishings, curtains, carpets, paintings, etc from sunlight aging . It may be used in dual glazing window as well as laminated glass. Reflectasol is a product that has an additional esthetic value, controls excessive solar energy heat by capturing the heat allowing the elimination of up to 95 percent of ultraviolet rays considered to be the most destructive to interiors. Both products may be ideal for all type of constructions including residential, hospitals, hotels and display windows among other applications.

Vitro's new production line responds to its philosophy of continuously seeking solutions for sustainable architecture through functional value added products that include thermal, acoustical, esthetic and safety characteristics. Among other developments from the company we have Duovent termik, with efficient thermal performance which contributes to significant electric energy savings; and our Blindex laminated glass that adds safety, thermal and acoustical efficiency.

Vitro is acknowledged for its Best Corporate Business Ethics

On September 28, 2009, Vitro was awarded the distinction from the Mexican Philanthropic Center, A.C. (CEMEFI) as well as the Alliance for Social Responsibility in Mexico (AliaRSE) as the Best Corporate Business Ethics in 2009 in Mexico for its "Corporate Transparency and Institutionalization" initiative. The distinction was awarded during the 10th anniversary of the International Seminar for Best Practices in Corporate Social Responsibility (RSE) 2009 that took place on September 24 and 25 in Mazatlan, Sinaloa. "We are very proud as it is a fitting acknowledgement of the efforts that we all have undertaken over the past few years in Vitro to adopt the highest standards of corporate governance through the implementation of a series of practices, policies and guidelines to make the administration of the company more transparent", declared Alejandro Sanchez Mujica, Executive Legal President and General Counsel.

The evaluation committee awarded the distinction considering that this practice generates value added to Vitro's strategy and management thus guaranteeing the institutionalization of the company through the professionalization of its administration.

This award is in addition to the certification received by the company in March of this year as a Socially Responsible Company for the second consecutive year and ratifies Vitro's efforts to promote sustainable development.

Vitro supplies the facade of the spectacular new Terminal 1 at the Barcelona Airport

On July 13, 2009, the Company announced that Vitro Cristalglass, an affiliate of Vitro Europe, supplied 85,000 square meters of architectural glass for the new Terminal 1 (T1) in the El Prat Airport in Barcelona, inaugurated this past June 16th.

Glass Containers

(53 percent of LTM 2009 Consolidated Sales)

Sales

Sales for the quarter decreased 40.3 percent YoY to US$241 million from US$404 million. On a comparable basis, excluding Comegua, which was deconsolidated in December 2008, sales decreased 30.5 percent YoY.

The main drivers behind the 39.5 percent YoY decrease in domestic sales were a 25 percent depreciation of the peso during last twelve months 3Q'09 coupled with lower volumes across all segments, except for soft drinks, due to the effect of the tough economic environment on demand.

Export sales decreased 10.5 percent due to lower volumes in every segment, except for CFT, which were partially offset by an improved price mix in the food segment.

Sales from Glass Containers' foreign subsidiaries decreased to US$3 million from US$59 million due to the deconsolidation of Comegua, the Company's venture in Central America, starting December 1st 2008.

EBIT and EBITDA

EBIT for the quarter decreased 15.3 percent YoY to US$45 million from US$53 million in 3Q'08. EBITDA for the same period decreased 18.6 percent to US$65 million from US$80 million. On a comparable basis, excluding Comegua which was deconsolidated in December 2008, EBITDA decreased 9.9 percent YoY.

During this quarter, EBIT and EBITDA were affected by a 25 percent depreciation of the peso during last twelve months 3Q'09 and lower volumes (lower fixed-cost absorption), which were partially offset by savings in energy costs (lower natural gas price and consumption levels), reduction in workforce according to market demand, and cost-reduction projects.

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 82 percent of total EBITDA, decreased 17 percent YoY due to the above mentioned factors.

Table 7: Glass Containers

Table 7
Glass Containers
(Million)

	3Q'09	3Q'08	YoY% Change	9M'09	9M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos(1)									
Consolidated Net sales	3,213	4,167	*(22.9)*	9,617	11,838	*(18.8)*	13,263	15,510	*(14.5)*
Net Sales									
Domestic Sales	1,942	2,402	*(19.1)*	5,627	6,691	*(15.9)*	7,964	8,751	*(9.0)*
Exports	1,234	1,122	*10.0*	3,903	3,309	*18.0*	4,773	4,288	*11.3*
Foreign Subsidiaries	37	644	*(94.3)*	87	1,838	*(95.3)*	525	2,472	*(78.8)*
EBIT	599	550	*8.9*	1,523	1,331	*14.4*	1,853	2,036	*(9.0)*
EBITDA	868	828	*4.8*	2,327	2,116	*10.0*	2,987	2,944	*1.5*
EBIT Margin	18.6%	13.2%	*5.4 pp*	15.8%	11.2%	*4.6 pp*	14.0%	13.1%	*0.9 pp*
EBITDA Margin	27.0%	19.9%	*7.1 pp*	24.2%	17.9%	*6.3 pp*	22.5%	19.0%	*3.5 pp*
Nominal Dollars									
Consolidated Net sales	241	404	*(40.3)*	702	1,131	*(38.0)*	977	1,469	*(33.5)*
Domestic Sales	145	240	*(39.5)*	420	656	*(35.9)*	578	845	*(31.6)*
Export Sales	93	104	*(10.5)*	275	306	*(10.2)*	352	396	*(11.1)*
Foreign Subsidiaries	3	59	*(95.3)*	6	169	*(96.2)*	46	227	*(79.5)*
EBIT	45	53	*(15.3)*	111	127	*(12.5)*	136	192	*(29.1)*
EBITDA	65	80	*(18.6)*	170	202	*(15.9)*	220	278	*(20.9)*
EBIT Margin	18.6%	13.1%	*5.5 pp*	15.8%	11.2%	*4.6 pp*	13.9%	13.1%	*0.8 pp*
EBITDA Margin	27.0%	19.8%	*7.2 pp*	24.2%	17.9%	*6.3 pp*	22.5%	18.9%	*3.6 pp*
Glass Containers									
Domestic (Millions of Units)	844	1,278	*(34.0)*	2,491	3,746	*(33.5)*	3,449	4,951	*(30.3)*
Exports (Millions of Units)	322	358	*(9.9)*	962	1,056	*(8.9)*	1,257	1,412	*(11.0)*
Total	1,166	1,635	*(28.7)*	3,453	4,801	*(28.1)*	4,706	6,363	*(26.0)*
Installed capacity utilization (furnaces)	73%	91%	*-18 pp*						
Alcali (Thousands Tons sold)*	161	162	*(0.5)*	477	495	*(3.6)*	641	659	*(2.6)*

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding the Effects of Inflation on page 2.

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

Flat Glass

(46 percent of LTM 2009 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 32.3 percent YoY to US$213 million from US$314 million.

Domestic sales decreased 6.6 percent YoY mainly as result of lower volumes in the automotive business line and in the float glass market coupled with the effect on prices of the 25 percent peso depreciation during last twelve months 3Q'09.

Export sales decreased 47.2 percent YoY due to lower volumes in the automotive business line coupled with lower prices. These factors were partially compensated by a recovery in demand of float glass from South American markets.

Automotive sales declined 23 percent YoY driven by lower Original Equipment Manufacturer ("OEM") volumes as a result of the slowdown in the industry demand, the exchange rate effect on the prices of both the domestic Auto Glass Replacement ("AGR") market and the OEM sales portion that is not dollar-denominated, and lower export AGR sales as the Company continues to focus on the domestic replacement market. These factors were partially offset by a 5 percent volume increase YoY in the domestic AGR market during 3Q'09.

Sales from foreign subsidiaries decreased 37.3 percent YoY to US$111 million from US$177 million as a result of weakening markets and softening demand.

EBIT and EBITDA

EBIT for the quarter decreased YoY to negative US$9 million from positive US$8 million while EBITDA decreased 85.5 percent YoY to US$3 million from US$22 million. During the same period, EBIT and EBITDA margins decreased 6.8 and 5.5 percentage points respectively.

On a YoY comparison, EBIT and EBITDA were affected by lower sales volumes linked to the sluggish construction and automotive markets, lower prices due to high competition and the peso devaluation effect. All of the above was partially compensated by the cost reduction plan that continues being implemented and by lower natural gas price.

Table 8: Flat Glass

Table 8
Flat Glass
(Million)

	3Q'09	3Q'08	YoY% Change	9M'09	9M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[1]									
Consolidated Net sales	2,835	3,245	*(12.6)*	8,600	9,792	*(12.2)*	11,996	13,210	*(9.2)*
Net Sales									
Domestic Sales	913	749	*21.9*	2,357	2,460	*(4.2)*	3,358	3,320	*1.1*
Exports	441	657	*(32.8)*	1,348	1,902	*(29.1)*	1,814	2,543	*(28.7)*
Foreign Subsidiaries	1,481	1,838	*(19.4)*	4,894	5,430	*(9.9)*	6,822	7,346	*(7.1)*
EBIT	(121)	85	–	(398)	275	–	(487)	493	–
EBITDA	44	232	*(81.3)*	80	698	*(88.5)*	171	1,029	*(83.4)*
EBIT Margin	-4.3%	2.6%	*-6.9 pp*	-4.6%	2.8%	*-7.4 pp*	-4.1%	3.7%	*-7.8 pp*
EBITDA Margin	1.5%	7.1%	*-5.6 pp*	0.9%	7.1%	*-6.2 pp*	1.4%	7.8%	*-6.4 pp*
Nominal Dollars									
Consolidated Net sales	213	314	*(32.3)*	626	934	*(33.0)*	883	1,247	*(29.2)*
Domestic Sales	68	73	*(6.6)*	175	237	*(26.1)*	251	317	*(20.7)*
Export Sales	33	63	*(47.2)*	95	181	*(47.5)*	131	240	*(45.4)*
Foreign Subsidiaries	111	177	*(37.3)*	356	516	*(31.1)*	501	690	*(27.4)*
EBIT	(9)	8	–	(29)	26	–	(35)	46	–
EBITDA	3	22	*(85.5)*	6	67	*(91.2)*	13	97	*(86.7)*
EBIT Margin	-4.3%	2.5%	*-6.8 pp*	-4.6%	2.8%	*-7.4 pp*	-3.9%	3.7%	*-7.6 pp*
EBITDA Margin	1.5%	7.0%	*-5.5 pp*	0.9%	7.2%	*-6.3 pp*	1.5%	7.8%	*-6.3 pp*
Volumes									
Flat Glass (Thousands of m2R)[2, 3]	31,351	33,823	*(7.3)*	65,547	69,059	*(5.1)*	115,213	136,534	*(15.6)*
Capacity utilization									
Float Glass furnaces[4]	104%	110%	*-5.6 pp*						
Flat Glass auto	54%	80%	*-25.6 pp*						

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding the Effects of Inflation on page 2.
(2) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(3) m2R = Reduced Squared Meters
(4) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

  Vitro, S.A.B. de C.V. (BMV: VITROA), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

  For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

  VITRO, S.A.B. DE C.V.

  By  /s/ Claudio L. Del Valle Cabello
  Name: Claudio L. Del Valle Cabello
  Title: Attorney in Fact

  Date: October 28, 2009